Exhibit 3.2

SUMMIT HOTEL PROPERTIES, INC.

FIRST AMENDMENT TO THE

SECOND AMENDED AND RESTATED BYLAWS

(effective August 21, 2019)

As unanimously approved by the Board of Directors, effective as of August 21, 2019, the Second Amended and Restated Bylaws of Summit Hotel Properties, Inc. (the “Bylaws”) are amended as follows.

1.              Article II (Meetings of Shareholders), Section 7 (Voting) of the Bylaws is hereby deleted in its entirety and replaced with the following:

Section 7.   Voting.

A nominee for director shall be elected as a director only if such nominee receives the affirmative vote of a majority of the total votes cast for and against such nominee at a meeting of stockholders duly called and at which a quorum is present. However, directors shall be elected by a plurality of votes cast at a meeting of shareholders duly called and at which a quorum is present for which (i) the Secretary of the Corporation receives notice that a shareholder has nominated an individual for election as a director in compliance with the requirements of advance notice of shareholder nominees for director set forth in Article II, Section 11, and (ii) such nomination has not been withdrawn by such shareholder on or before the close of business on the tenth day before the date of filing of the definitive proxy statement of the Corporation with the Securities and Exchange Commission, and, as a result of which, the number of nominees is greater than the number of directors to be elected at the meeting. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted and there shall be no cumulative voting.

A majority of the votes cast in favor of a matter at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the Charter. Unless otherwise provided by statute or by the Charter, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Unless otherwise determined by the chairman of the meeting, voting on any question or in any election may be viva voce rather than by ballot.

2.              Article XIV (Amendment of Bylaws) is hereby deleted in its entirety and replaced with the following:

ARTICLE XIV

AMENDMENT OF BYLAWS

The Board of Directors shall have the power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws; provided, however, that, the stockholders shall have the power, by the affirmative vote of the holders of a majority of the outstanding shares of common stock of the Corporation, to alter or repeal any provision of these Bylaws and to adopt new Bylaws pursuant to a binding proposal that is submitted to the stockholders for approval at a duly called annual meeting or special meeting of stockholders by a stockholder (who provides to the Secretary of the Corporation a timely notice of such proposal which satisfies the notice procedures and all other relevant provisions of Section 3 and Section 11 of Article II of these Bylaws, as applicable, and is otherwise permitted by applicable law (the “Notice of Bylaw Amendment Proposal”)) that (i) Owned (as defined below) shares of common stock of the Corporation in the amount and for the duration of time specified in Rule 14(a)-8 under the Exchange Act on the date the Notice of Bylaw Amendment Proposal is delivered or mailed to and received by the Secretary of the Corporation in accordance with Section 3 and Section 11 of Article II of these Bylaws, as applicable, and the close of business on the record date for determining the stockholders entitled to vote at such annual meeting or special meeting of stockholders; and (ii) continuously Owns (as defined below) such shares of common stock of the Corporation through the date of such annual meeting or special meeting of stockholders (and any postponement or adjournment thereof). Notwithstanding the preceding sentence, the stockholders shall not have the power to alter or repeal Article XII or this Article XIV or adopt any provision of these Bylaws inconsistent with Article XII or this Article XIV without the approval of the Board of Directors.

For purposes of this Article XIV, a stockholder shall be deemed to “Own” only those outstanding shares of common stock of the Corporation as to which such stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (A) sold by such stockholder or any of its Affiliates (as defined below) in any transaction that has not been settled or closed, including short sales, (B) borrowed by such stockholder or any of its Affiliates for any purpose or purchased by such stockholder or any of its Affiliates pursuant to an agreement to resell, (C) that are subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar instrument, agreement, arrangement or understanding entered into by such stockholder or any of its Affiliates, whether any such instrument, agreement, arrangement or understanding is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the Corporation, in any such case which instrument, agreement, arrangement or understanding has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such stockholder’s or its Affiliate’s full right to vote or direct the voting of any such shares and/or (2) hedging, offsetting or altering to any degree any gain or loss arising from the full economic ownership of such shares by such stockholder or its Affiliate or (D) for which the stockholder has transferred the right to vote the shares other than by means of a proxy, power of attorney or other instrument or arrangement that is unconditionally revocable at any time by the stockholder and that expressly directs the proxy holder to vote at the direction of the stockholder. In addition, a stockholder shall be deemed to “Own” shares of common stock of the Corporation held in the name of a nominee or other intermediary so long as the stockholder retains the full right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares of common stock of the Corporation. A stockholder’s Ownership of shares of common stock of the Corporation shall be deemed to continue during any period in which the stockholder has loaned such shares provided that the stockholder has the power to recall such loaned shares on three Business Days’ notice and has in fact recalled such loaned shares as of the time the Notice of Bylaw Amendment Proposal is provided and through the date of the relevant annual meeting or special meeting of stockholders. For purposes of this Article XIV, the terms “Owned,” “Owning” and other variations of the word “Own” shall have correlative meanings. Whether outstanding shares of common stock of the Corporation are “Owned” for these purposes shall be determined by the Board of Directors, in its sole discretion. In addition, for purposes of this Article XIV, the term “Affiliate” or “Affiliates” shall have the meaning ascribed thereto under the Exchange Act.